UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 6, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated February 6, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: February 6, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge reports another year of increased earnings; advances $12 billion project slate; and increases dividend by 7.3%
Highlights
All financial information is unaudited.
•	Reported earnings for the full year increased 14% to $700.2 million.

•	Adjusted operating earnings for the full year increased 7% to $636.5 million.

•	Reported earnings for the fourth quarter increased 45% to $248.6 million.

•	Adjusted operating earnings for the fourth quarter increased 15% to $198.6 million.

•	Construction continues on Waupisoo Pipeline, Southern Access Expansion, Southern Lights Pipeline, Hardisty Terminal and Ontario Wind Project.

•	A binding open season is underway on the Texas Access crude oil pipeline to the Gulf Coast.

•	Enbridge will lead an industry-wide project to develop CO2 sequestration facilities
CALGARY, Alberta, February 6, 2008 — “Enbridge had another strong year in 2007,” said Patrick D. Daniel, President & Chief Executive Officer. “Adjusted operating earnings topped $636 million or $1.79 per share. This result is within our previously stated earnings per share guidance range and reflects solid operating performance in all of our core businesses despite the impact of a weaker U.S. dollar.
While 2007 was a successful year on many fronts, we were saddened by two tragic accidents which claimed the lives of a customer in Toronto, Ontario and two Enbridge employees based in Superior, Wisconsin. Enbridge continues to work closely with regulatory authorities to investigate the causes of the incidents.”
Commenting on the Company’s project execution, Mr. Daniel said, “During 2007, we completed a number of smaller pipeline projects and significantly advanced construction and regulatory activities on our major projects. In 2008, we will see a number of more significant projects come into service. These projects will enhance our position as an essential link between the oil sands resource in Canada and crude oil demand in the United States.
We are particularly pleased with progress made on our Texas Access joint venture with ExxonMobil Pipeline Company which we anticipate will bring Canadian oil sands sourced crude oil to the Texas Gulf Coast in 2011. This project will enable Canadian producers and Gulf Coast refiners to share a heavy crude price differential between Alberta and the Gulf Coast which averaged over $10 per barrel in the last quarter of 2007, net of the expected pipeline transportation cost. That is $1.5 billion per year at 400,000 barrels per day alone. The Texas Access joint venture can deliver this benefit to our customers much sooner than any other alternative by taking advantage of our existing mainline system for two thirds of the distance, and ExxonMobil’s multi-line right-of-way for the other third.
We are also pleased to be leading a CO2 sequestration initiative. Projects like this one hold promise to offset the environmental impacts of oil sands production which is essential to the energy future of Canada and the United States.
We look forward to the next four years as a time of exciting transformation for the Company when all of our commercially secured projects are expected to come into service, adding significantly to cash flows and earnings. Based on our outlook, we expect adjusted operating earnings to be in the range of $1.80 to $1.90 per common share for 2008, before accelerating rapidly in the three following years for an average annual growth rate over the
Forward Looking Information
This news release contains forward looking information. Significant related assumptions and risk factors are described under the Forward Looking Information section of this news release.

four year period of approximately 10%. This visible and robust outlook provides confidence in increasing our dividend, for the thirteenth consecutive year.
Our 2008 capital expenditures budget approximates $3.7 billion, which compares with 2007 capital expenditures of $2.3 billion,” Mr. Daniel concluded. “Complementing our ready access to capital markets, and asset monetization plans, we have increased our credit facilities to approximately $6.6 billion to ensure ample financial resources for our growth program.”
Financial Performance
Earnings applicable to common shareholders were $248.6 million, or $0.70 per share, for the three months ended December 31, 2007, compared with $171.1 million, or $0.50 per share, for the three months ended December 31, 2006. Significant factors that increased earnings included strong fourth quarter results from Enbridge System and Enbridge Gas Distribution (EGD) as well as favourable legislated Canadian tax changes enacted in the fourth quarter of 2007.
Earnings applicable to common shareholders were $700.2 million for the year ended December 31, 2007, or $1.97 per share, compared with $615.4 million, or $1.81 per share, in 2006. Significant factors that increased earnings included colder than normal weather and strong performance at EGD, lower corporate interest expense, dilution gains at Enbridge Energy Partners (EEP) and favourable tax changes. See Consolidated Earnings for continued discussion of financial results.
Dividend Declaration
On February 5, 2008, the Board of Directors declared quarterly dividends of $0.33 per common share, reflecting a 7.3% dividend increase. The Board of Directors also declared quarterly dividends of $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2008 to shareholders of record on February 15, 2008. Effective with the March 1, 2008 dividend, participants in Enbridge’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends.
Projects Update
The Company’s Management’s Discussion and Analysis will include detailed project information and will be available by February 22, 2008. The following summary is provided in the interim.
During 2007, Enbridge made significant progress in commercial and construction activities on many of its projects. Approximately $12 billion of liquids pipelines projects are commercially secured, including the U.S. portions of Southern Access Expansion and Alberta Clipper, which are being undertaken by EEP.
Projects Completed During 2007
Several projects were completed during the year and either started contributing to earnings near the end of 2007 or are expected to contribute to earnings early in 2008.
Surmont and Long Lake Oil Sands Projects
•	The Surmont Oil Sands Project, which consists of pipeline and tank facilities at the Cheecham Terminal on the Athabasca Pipeline, was completed and placed into service in 2007.

•	The Long Lake Oil Sands Project, which includes pipeline and tank facilities required by the Long Lake Project as well as lateral pipelines and tank facilities at the Cheecham terminal on the Athabasca Pipeline, was completed in the first half of 2007. It is expected that shipments will commence in early 2008.

•	Enbridge has 25-year agreements for pipeline transportation services, with respect to both projects, on the Athabasca System.

•	The Company is collecting stand-by fees on the Long Lake Project and earnings from both projects are included in Athabasca System earnings.
Athabasca Expansion
•	Construction of the $0.1 billion Athabasca Pipeline expansion projects, which include additional pumping stations at Elk Point and Cheecham as well as modifications to existing pumping stations, was completed during the first half of 2007.

•	The Elk Point expansion is in-service.

•	The Cheecham expansion will go into service with first production from the Long Lake Project.
Neptune Offshore Pipelines
•	Except for final subsea connections to be completed prior to production startup in 2008, the Neptune offshore oil and natural gas pipelines were completed during the last half of 2007.

•	The Company started collecting stand-by fees in the fourth quarter of 2007 and production volumes are expected to commence in early 2008.
Vector Pipeline Expansion
•	The construction of two additional compressor stations was completed and put into service in the fourth quarter of 2007, expanding the pipeline’s capacity from 1 billion cubic feet per day (bcf/d) to 1.2 bcf/d.
Commercially Secured Projects Under Construction
Waupisoo Pipeline
•	Construction activities advanced significantly during 2007 on the Waupisoo Pipeline, which will provide 350,000 barrels per day (bpd) of crude oil capacity from the Cheecham Terminal on the Athabasca Pipeline to the Edmonton, Alberta area.

•	Approximately 67% of the pipeline has been installed and the project remains on schedule for completion in mid-2008 at a cost of $0.6 billion.
Southern Access Mainline Expansion Project
•	The Southern Access Expansion, under construction in Canada and the U.S., will add 400,000 bpd of capacity to the Enbridge System.

•	The Canadian portion is being undertaken by Enbridge at an estimated cost of $0.3 billion and the U.S. portion is being undertaken by EEP at an estimated cost of US$2.1 billion.

•	In Canada, phase 2 construction activities are currently underway and involve upgrades at 18 pump stations to improve pumping effectiveness.

•	In the United States, construction activities are nearing completion on the 321-mile (517-kilometre) section from Superior to Delavan, Wisconsin with over 94% of welding completed. This phase of the expansion is expected to be in service by the second quarter of 2008 and add approximately 190,000 bpd of capacity.

•	The full expansion will be completed in 2009.
Southern Lights
•	The 180,000 bpd, 20-inch diameter Southern Lights pipeline will transport diluent from Chicago to Edmonton.

•	Long-term commitments were obtained from shippers in 2006.

•	During the first quarter of 2007, Enbridge filed for regulatory approval of the Canadian portion of the Southern Lights pipeline with the National Energy Board (NEB).

•	Regulatory hearings have been completed in Canada and are ongoing in the United States.

•	Construction activities are nearing completion on the 321-mile (517-kilometre) section from Superior to Delavan, Wisconsin with over 95% of welding completed.

•	Assuming required approvals are received, the diluent line is expected to be in service in late-2010 at an estimated cost of US$2.2 billion (including allowance for funds used during construction (AFUDC)).
Hardisty Contract Terminal
•	The $0.4 billion crude oil terminal at Hardisty will have term tankage capacity of 7.5 million barrels, is fully contracted and will be completed in phases from late 2008 through 2009.

•	Construction of the 19 tank pads was completed at the end of September 2007 and tankage construction is underway, with 30% complete at year-end.

•	Once complete, the Hardisty Terminal will be one of the largest crude oil terminals in North America.
Stonefell Terminal
•	BA Energy Inc. is building a bitumen upgrader near Fort Saskatchewan, Alberta for which Enbridge has agreed to provide pipeline and terminaling services.

•	Enbridge expects to invest approximately $0.1 billion in new facilities to provide tankage services at a new satellite terminal to be developed adjacent to the upgrader as well as pipeline transportation for the upgrader’s output from the new terminal to a refinery hub near Edmonton.

•	Construction is approximately 50% complete on the six tanks and ancillary facilities that comprise the Enbridge terminal facilities being constructed for BA Energy.

•	BA Energy has recently delayed the in-service date of their upgrader until the second quarter of 2009. As a result, Enbridge has slowed construction progress until the in-service date of the upgrader is clear and to further secure coverage of Enbridge’s costs.
Ontario Wind Project
•	The $0.5 billion Ontario Wind Project is designed to generate approximately 182 megawatts of wind power in the Municipality of Kincardine on the eastern shore of Lake Huron in Ontario.

•	In July 2007, the Ontario Municipal Board and the Ontario Ministry of the Environment ruled in favour of the construction of Enbridge’s Ontario Wind Project.

•	Construction has commenced with access roads, turbine foundations, electrical sub-station and utility transmission lines.

•	Enbridge has entered into a 20-year electricity purchase agreement with the Ontario Power Authority for all the power produced by the project.

•	The project is expected to begin producing electricity during the latter half of 2008.
Commercially Secured Projects Not Yet Under Construction
The following projects have been commercially secured, but currently await construction, pending regulatory approval and/or planning pre-work.
Alberta Clipper Project
•	The Alberta Clipper Project involves the construction of a new 36-inch diameter, 1,607-kilometre (1,000-mile) crude oil pipeline from Hardisty to Superior generally within or alongside Enbridge’s existing right-of-way.

•	The project will have an initial capacity of 450,000 bpd, is expandable to 800,000 bpd and will form part of the existing Enbridge System in Canada and the EEP Lakehead System in the United States.

•	The Alberta Clipper Project will interconnect with the existing mainline system in Superior where it will provide access to Enbridge’s full range of delivery points and tankage options, including Chicago, Toledo, Sarnia, Patoka, Wood River and Cushing.

•	The Canadian segment of the line is expected to cost $2.0 billion (2007 dollars, excluding AFUDC).

•	The U.S. segment, to be undertaken by EEP, is expected to cost US$1.0 billion (2007 dollars, excluding capitalized interest).

•	In the fourth quarter of 2007, the NEB concluded hearings into the Company’s application to construct the new pipeline, which included a commercial settlement which sets out the tolling principles and risk and return parameters agreed to with shippers. Enbridge expects a decision in the first quarter of 2008.

•	Enbridge’s affiliate, EEP, plans to file its set of toll principles with the Federal Energy Regulatory Commission (FERC) for the United States portion of the Alberta Clipper project.

•	Engineering, construction planning and procurement activities continue and, subject to regulatory approval, construction would begin in 2008 for an expected in-service date in mid-2010.
Line 4 Extension Project
•	In the second quarter of 2007, Enbridge filed a regulatory application with the NEB for the construction and operation of the $0.3 billion Line 4 Extension project.

•	NEB hearings into the application concluded in January 2008 and a decision is expected in the second quarter of 2008.

•	Subject to regulatory approvals, the project, involving construction of 136 kilometres (85 miles) of 36-inch diameter pipe to connect three existing 48-inch loops on the mainline system between Edmonton and Hardisty, would begin construction in 2008 and is expected to be in service in early 2009.

•	Procurement of long lead items and detailed engineering for the pipeline and stations is proceeding.

Southern Access Extension Project
•	The Southern Access Extension Project involves the construction of a new 36-inch diameter, 400,000 bpd pipeline extending the mainline from Flanagan to Patoka, Illinois at a cost of approximately US$0.5 billion to Enbridge.

•	A revised tolling methodology application for the Southern Access Extension Project was filed with the FERC in October 2007.

•	Subject to regulatory approval, construction would begin in 2008 with an estimated in-service date of 2009.
Spearhead Pipeline Expansion
•	This expansion, to be effected through additional pumping stations, will increase capacity from Chicago, Illinois to Cushing, Oklahoma by 65,000 bpd to 190,000 bpd, at an expected cost of US$0.1 billion.

•	The Company successfully completed the Spearhead Pipeline Expansion Open Season in the second quarter of 2007 and received FERC approval of its toll filing in December 2007.

•	Preliminary engineering design has been completed and construction is scheduled to commence in early 2008.

•	The project is expected to be completed in early 2009.
Fort Hills Pipeline System
•	The preliminary plan for Phase 1 of the Fort Hills Pipeline System includes a diluted bitumen pipeline from the mine site north of Fort McMurray to the upgrader site northeast of Edmonton with a capacity of 250,000 bpd, and a parallel 70,000 bpd diluent return pipeline.

•	The system will consist of terminaling facilities at the mine site and the upgrader, and ancillary pipelines between the upgrader and the Edmonton pipeline hub.

•	The estimated cost of the initial pipeline system and related facilities is approximately $2.0 billion, subject to finalization of scope and estimate refinement, with planned in-service dates in mid-2011.

•	Construction of the Fort Hills Project including the associated pipeline facilities are subject to final approvals by the Fort Hills’ partners and various regulatory approvals and permits.
Projects Under Development
The following projects are in the commercial stage of development and the Company is in active discussions with potential customers.
Texas Access Pipeline
•	The 768-mile (1,236-kilometre), 30-inch diameter Texas Access Pipeline would extend from Patoka, Illinois southward to Nederland, Texas and transport crude oil sourced from the Canadian oil sands region in Alberta and from the upper U.S Midwest to the Texas Gulf Coast.

•	Also proposed is an 88-mile (142-kilometre), 24-inch pipeline to transport crude oil onward from Nederland to a delivery point in the Houston, Texas area.

•	Enbridge and ExxonMobil Pipeline Company, partners in the project, are conducting a Solicitation for Binding Shipper Commitment (Open Season) to determine shipper interest in executing binding commitments to transport specified volumes of crude oil on the new pipeline. The results will guide and determine the further development of the proposed joint venture pipeline project.

•	Assuming shipper support and receipt of necessary regulatory approvals, the pipeline is expected to be completed in 2011.
Gateway Project
•	The Gateway Project includes both a condensate import pipeline, from Kitimat, British Columbia to the Edmonton area and a petroleum export pipeline, from the Edmonton area to Kitimat.

•	The condensate line is expected to have a 20-inch diameter and an initial capacity of 193,000 bpd.

•	The petroleum export line is expected to have a 36-inch diameter and an initial capacity of 525,000 bpd.

•	Capital cost estimates will be completed once commercial terms are finalized.

•	Enbridge has secured third party funding support to advance the regulatory process.

•	Subject to commercial support, regulatory and other approvals, the Company estimates the Gateway in-service date will be in the 2012 to 2014 timeframe.

Consolidated Earnings

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

Liquids Pipelines	90.1	71.2	287.2	274.2
Gas Pipelines	18.7	14.2	69.7	61.2
Sponsored Investments	24.3	21.5	96.9	86.8
Gas Distribution and Services	75.7	69.6	184.1	178.2
International	26.5	19.0	95.1	83.2
Corporate	13.3	(24.4)	(32.8)	(68.2)

	248.6	171.1	700.2	615.4

•	Liquids Pipelines earnings increased in the fourth quarter primarily due to higher Incentive Tolling Settlement (ITS) metrics bonuses and higher SEP II utilization as well as lower operating costs compared with the fourth quarter of 2006. For the full year, the Company began to recognize in earnings an allowance for equity funds used during construction on the Southern Lights Pipeline, currently under construction in the U.S. Full year results also reflect strong contributions from Spearhead Pipeline and Olympic Pipeline.

•	Gas Pipelines earnings improved as construction of the Neptune Pipeline by Enbridge Offshore Pipelines was completed and stand-by fees were earned, starting in the fourth quarter of 2007. Enbridge Offshore Pipelines also received insurance proceeds in the second quarter of 2007 related to the 2005 hurricanes.

•	Sponsored Investments earnings included a dilution gain on a unit issuance in EEP.

•	Gas Distribution and Services results reflected increased earnings from EGD due to colder than normal weather in 2007 compared with significantly warmer than normal weather in 2006 as well as customer growth in 2007. These increases were partially offset by derivative losses at Aux Sable and lower contributions from the Energy Services businesses.

•	International earnings increased in 2007 due to a gain on the sale of land within Compañía Logística de Hidrocarburos CLH, S.A. (CLH) as well as lower business development costs which reflected a reduction in business development activities in the International segment.

•	Corporate costs were lower in 2007 and reflected favourable tax changes in the fourth quarter as well as lower interest expense throughout the year.
Earnings from the Company’s foreign currency denominated investments are primarily denominated in U.S. dollars as well as euro earnings from CLH. To manage its foreign currency risk, the Company has entered into long-term derivative contracts to hedge the carrying values of these investments. These derivative contracts are accounted for as net investment hedges and, to the extent that they are effective in offsetting the impact of changes in exchange rates on the carrying values of these investments, the derivative contracts are revalued through other comprehensive income. Cash settlements on these derivative contracts are recognized through the balance sheet and do not impact earnings. During the year ended December 31, 2007, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in a $25.4 million (2006 — $12.0 million) after-tax cash benefit related to hedging, which was not included in earnings.

Adjusted Operating Earnings

	Three months ended		Year ended
(millions of dollars, except per share amounts)	December 31,		December 31,
	2007	2006	2007	2006

GAAP earnings as reported	248.6	171.1	700.2	615.4
Significant after-tax non-operating factors and variances:
Liquids Pipelines
Impact of tax changes	(1.2)	—	(1.2)	—
Gas Pipelines
Offshore property insurance recovery from 2005 hurricanes	—	—	(5.3)	—
Sponsored Investments
Dilution gains on EEP Class A unit issuance	—	—	(11.8)	—
EEP unrealized derivative fair value losses/(gains)	4.2	(1.4)	6.3	(6.5)
EEP gain on sale of Kansas Pipeline Company	(3.0)	—	(3.0)	—
Impact of tax changes	(2.2)	—	(1.9)	(6.0)
Gas Distribution and Services
Warmer/(colder) than normal weather affecting EGD	(3.0)	6.7	(14.2)	36.9
Energy Services unrealized derivative fair value (gains)/losses	(1.5)	—	2.4	—
Aux Sable unrealized derivative fair value losses	16.0	—	28.1	—
Dilution gains in Noverco (Gaz Metro unit issuance)	—	(4.0)	—	(4.0)
Impact of tax changes	(23.9)	—	(27.7)	(28.9)
International
Gain on land sale in CLH	(5.2)	—	(5.2)	—
Corporate
Impact of tax changes	(30.2)	—	(30.2)	(14.0)

Adjusted Operating Earnings	198.6	172.4	636.5	592.9

Adjusted Operating Earnings per Common Share	$0.56	$0.50	$1.79	$1.74

Adjusted operating earnings for the fourth quarter of 2007 increased $26.2 million due primarily to:
•	Increased ITS metrics bonuses and SEP II expansion capacity utilization in the Enbridge System;

•	Customer growth and higher operating margins at EGD;

•	Stand-by fees collected on the recently completed Neptune Oil and Gas Pipelines in Enbridge Offshore Pipelines; and

•	Reduced corporate costs, due primarily to lower interest expense.
Adjusted operating earnings for the full year increased $43.6 million due primarily to:
•	Customer growth and higher operating margins at EGD;

•	Strong operating results and an increased ownership interest in EEP; and

•	Lower corporate costs, due primarily to lower interest expense.
The increases in both periods were partially offset by:
•	Lower earnings from Aux Sable; and

•	The impact of a weaker U.S. dollar on all U.S.-based operations.
Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company’s dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

Liquids Pipelines

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

Enbridge System	61.9	52.4	202.5	202.3
Athabasca System	16.3	12.7	53.7	52.8
Spearhead Pipeline	4.0	3.2	10.0	6.3
Olympic Pipeline	2.2	1.7	9.9	6.5
Southern Lights Pipeline	4.2	—	6.8	—
Feeder Pipelines and Other	0.3	1.2	3.1	6.3
Impact of tax changes	1.2	—	1.2	—

	90.1	71.2	287.2	274.2

•	Enbridge System fourth quarter earnings in 2007 reflected higher ITS metrics bonuses, higher utilization of the SEP II expansion capacity, and corresponding contractual return on equity, and decreased operating expenses compared with the fourth quarter of 2006. Over the full year, the increased ITS metrics and higher SEP II utilization were offset by increased operating costs and higher taxes in the Terrace component.

•	Athabasca System earnings increased in the fourth quarter of 2007 due to increased contributions from infrastructure additions, including the Surmont facilities. For the full year, earnings from infrastructure additions were partially offset by higher operating costs including increased property taxes and minor leak remediation costs.

•	Spearhead Pipeline earnings for the fourth quarter of 2007 reflect higher volumes compared with the fourth quarter of 2006. Spearhead Pipeline commenced operations on March 1, 2006.

•	Olympic Pipeline earnings increased due to higher tolls in 2007. Tolls are adjusted annually to reflect the estimated cost of service for the year and any over or under collections from prior years.

•	Southern Lights Pipeline is currently under construction in the United States. The Company is entitled to collect an allowance for equity funds earned during construction (AEDC) in tolls once the pipeline is in service. Earnings for 2007 reflect the AEDC related to construction funding during 2007.

•	Decreased earnings in Feeder Pipelines and Other were primarily due to increased business development costs related to the Company’s organic growth projects.
Gas Pipelines

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

Alliance Pipeline US	6.3	7.4	27.7	29.7
Vector Pipeline	4.2	4.1	14.9	13.4
Enbridge Offshore Pipelines	8.2	2.7	27.1	18.1

	18.7	14.2	69.7	61.2

•	Alliance Pipeline US earnings were lower in 2007 primarily due to the stronger Canadian dollar and the depreciating rate base.

•	Vector Pipeline earnings improved, despite the stronger Canadian dollar, due to its late year expansion and lower operating costs in 2007. In 2006, scheduled integrity inspections required by the regulator within the first six years of operation were performed.

•	Enbridge Offshore Pipelines earnings increased in the fourth quarter of 2007, despite the stronger Canadian dollar, as the Neptune oil and gas pipelines were completed and stand-by fees were earned. First production from the Neptune oil and gas field is expected in the first half of 2008.

•	Enbridge Offshore Pipelines earnings for the full year included $11.3 million of insurance proceeds for both property insurance recoveries and business interruption resulting from the 2005 hurricanes. The final insurance claim settlement is expected in the first half of 2008.

•	Enbridge Offshore Pipelines earnings for the full year also reflected the impact of a stronger Canadian dollar, continuing repair and inspection costs and expected continuing natural production declines on deliveries to the pipelines in 2007. Start up issues experienced by producers on key production platforms, resulting from the effects of the extreme 2005 hurricane season, delayed new sources of volumes during 2007. However, the Atlantis platform, a significant source of new volumes, was placed into service December 2007 and volumes from the platform started contributing to earnings at the end of 2007.
Sponsored Investments

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

Enbridge Energy Partners (EEP)	11.4	11.5	44.0	43.0
Enbridge Income Fund (EIF)	10.7	10.0	39.2	37.8
Dilution gains in EEP	—	—	11.8	—
Impact of tax changes	2.2	—	1.9	6.0

	24.3	21.5	96.9	86.8

•	Full year earnings from the Company’s 15.1% interest in EEP were consistent with the prior year, on a reported basis, despite the stronger Canadian dollar. After adjusting for unrealized derivative fair value gains and losses and Enbridge’s share of the gain on the sale of Kansas Pipeline Company, earnings contributions from EEP were $47.3 million for 2007 compared with $36.5 million in the prior year. The increase reflected Enbridge’s larger average ownership interest and higher incentive earnings, increased processing margins and higher volumes on principal natural gas and liquids systems, partially offset by higher operating expenses.

•	EEP issued partnership units in the second quarter of 2007 and because Enbridge did not fully participate in these offerings, dilution gains resulted.

•	Impact of tax changes in 2007 reflected legislated Canadian tax changes related to EIF. In 2007, EIF recognized future taxes within entities that will become taxable in 2011 as a result of the enactment of Bill C-52 “The Tax Fairness Plan”. This future tax increase was more than offset by the revaluation of future income tax obligations previously recorded as a result of tax rate reductions in the second and fourth quarters of 2007. The prior year also included the impact of tax rate reductions.
Gas Distribution and Services

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

Enbridge Gas Distribution (EGD)	54.4	36.4	128.8	61.8
Noverco	8.4	11.5	18.6	22.7
Enbridge Gas New Brunswick	3.1	2.7	12.1	9.8
Other Gas Distribution	2.1	2.4	7.3	6.5
Energy Services[1]	(0.7)	7.0	3.6	10.1
Aux Sable	(14.0)	9.7	(17.5)	25.8
Other[1]	(1.6)	(0.1)	3.5	12.6
Impact of tax changes	23.9	—	27.7	28.9

	75.7	69.6	184.1	178.2

1.	Tidal Energy’s results have been reclassified from Other to Energy Services for all periods presented. Other now includes earnings from CustomerWorks.
•	EGD’s 2007 fourth quarter and full year earnings increased compared with 2006 primarily due to colder than normal weather. In 2006, weather was significantly warmer than normal, resulting in lower earnings, whereas in 2007 weather was colder than normal. Earnings in the fourth quarter also increased because of customer growth, higher operating margins and benefits earned for exceeding targets in the promotion of energy efficient use of natural gas.

•	Noverco earnings were lower in the fourth quarter of 2007 compared with the prior year due to a $4.0 million dilution gain in the fourth quarter of 2006 from a Gaz Metro LP unit issuance in which Noverco did not participate.

•	Energy Services earnings were lower in 2007 than 2006 due to outstanding storage transactions in Tidal Energy that were negatively impacted by rising crude oil prices in the fourth quarter. Energy Services earnings were also reduced in the fourth quarter of 2007 by unrealized fair value losses on commodity derivatives.

•	Aux Sable’s 2007 reported earnings included unrealized derivative fair value losses related to the Company’s share of 2008 contingent upside sharing revenue. For the full year, after adjusting for unrealized derivative fair value losses related to 2008, earnings were $10.6 million, as expected. Upside sharing revenue is earned on natural gas processing margins in excess of certain thresholds. Derivative transactions used in 2007, and in place for 2008, provide cash flow predictability which is important to the Company in this period of significant project financing. The stronger Canadian dollar also decreased earnings in 2007.

•	Other includes CustomerWorks which generated lower earnings in 2007 because, pursuant to an OEB recommendation, CustomerWorks transitioned customer care services related to EGD to a third party service provider.

•	Impact of tax changes in 2007 primarily reflected legislated Canadian tax changes enacted during the second and fourth quarters as well as the second quarter of 2006.
International

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

CLH	19.1	12.0	65.6	54.5
OCENSA/CITCol	8.4	9.2	32.9	33.9
Other	(1.0)	(2.2)	(3.4)	(5.2)

	26.5	19.0	95.1	83.2

•	Earnings from CLH for 2007 included a $5.2 million gain on the sale of land, recorded in the fourth quarter. CLH earnings also increased due to higher transported volumes, an increase in operating revenues from complimentary businesses and lower income taxes as a result of a tax rate reduction in Spain.

•	Other reflected lower business development costs in 2007 due to a de-emphasizing of business development activities in the International segment.
Corporate

	Three months ended		Year ended
(millions of dollars)	December 31,		December 31,
	2007	2006	2007	2006

Corporate	(16.9)	(24.4)	(63.0)	(82.2)
Impact of tax changes	30.2	—	30.2	14.0

	13.3	(24.4)	(32.8)	(68.2)

•	The decrease in corporate costs compared with 2006 was due to lower interest expense resulting from decreased average debt balances throughout 2007 as a result of the equity issuance in the first quarter. As well, expenditures on corporate business development activities decreased because of the Company’s focus on organic growth projects.
Other Disclosures
Enbridge will hold a conference call on Wednesday, February 6, 2008 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the 2007 results. Analysts, members of the media and other interested parties can access the call at 1-888-713-4199 using the access code, 55786156. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at 1-888-286-8010 using the access code 75632114. The audited consolidated financial statements and MD&A, which contain additional notes and disclosures, will be available on the Enbridge website by February 22, 2008 and filed on SEDAR and EDGAR shortly thereafter.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
FORWARD LOOKING INFORMATION

In the interest of providing Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations, certain information provided in this news release constitutes forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.
Enbridge Contacts:

Media	Investment Community

Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
E-mail: jennifer.varey@enbridge.com	E-mail: vern.yu@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended		Year ended
(unaudited; millions of dollars, except per share amounts)	December 31,		December 31,
	2007	2006	2007	2006

Earnings Applicable to Common Shareholders
Liquids Pipelines	90.1	71.2	287.2	274.2
Gas Pipelines	18.7	14.2	69.7	61.2
Sponsored Investments	24.3	21.5	96.9	86.8
Gas Distribution and Services	75.7	69.6	184.1	178.2
International	26.5	19.0	95.1	83.2
Corporate	13.3	(24.4)	(32.8)	(68.2)

	248.6	171.1	700.2	615.4

Cash Flow Data
Cash provided by operating activities	276.9	145.4	1,378.7	1,297.7
Additions to property, plant and equipment	725.0	522.9	2,299.2	1,185.3
Acquisitions and long-term investments	0.6	15.5	20.3	463.7
Common share dividends	113.4	101.1	452.3	403.1

Per Share Information
Earnings per Common Share	0.70	0.50	1.97	1.81
Diluted Earnings per Common Share	0.69	0.49	1.95	1.79
Dividends per Common Share	0.3075	0.2875	1.2300	1.1500

Shares Outstanding (millions)
Weighted Average Common Shares Outstanding	356.0	340.9	355.3	340.0
Diluted Weighted Average Common Shares Outstanding	359.1	344.7	358.3	343.3

Operating
Liquids Pipelines – Deliveries (thousands of barrels per day)
Enbridge System[1]	2,020	2,135	2,005	2,013
Athabasca System[2]	167	190	164	190
Spearhead Pipeline	121	109	103	82
Olympic Pipeline	284	289	284	289
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,574	1,583	1,598	1,592
Vector Pipeline	1,183	1,018	1,034	1,015
Enbridge Offshore Pipelines	1,910	2,048	2,060	2,153
Gas Distribution and Services[3]
Volumes (billion cubic feet)	95	123	418	408
Number of active customers (thousands)	1,902	1,852	1,902	1,852
Degree day deficiency[4]
Actual	1,220	1,165	3,659	3,355
Forecast based on normal weather	1,237	1,247	3,617	3,745

1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border and Line 9 in Eastern Canada.

2.	Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of dollars, except per share amounts)	2007	2006	2007	2006

Revenues
Commodity sales	2,564.0	2,123.0	9,536.4	8,264.5
Transportation	574.1	579.4	2,115.5	2,095.1
Energy services	60.4	83.3	267.5	284.9

	3,198.5	2,785.7	11,919.4	10,644.5

Expenses
Commodity costs	2,426.1	1,974.6	9,009.5	7,824.6
Operating and administrative	318.8	324.3	1,163.7	1,084.2
Depreciation and amortization	146.9	149.8	596.9	587.4

	2,891.8	2,448.7	10,770.1	9,496.2

	306.7	337.0	1,149.3	1,148.3

Income from Equity Investments	56.0	46.3	167.8	180.3
Other Investment Income	61.6	24.4	195.1	107.8
Interest Expense	(140.6)	(149.8)	(550.0)	(567.1)

	283.7	257.9	962.2	869.3
Non-Controlling Interests	(11.2)	(8.1)	(45.9)	(54.7)

	272.5	249.8	916.3	814.6
Income Taxes	(22.1)	(76.9)	(209.2)	(192.3)

Earnings	250.4	172.9	707.1	622.3
Preferred Share Dividends	(1.8)	(1.8)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	248.6	171.1	700.2	615.4

Earnings per Common Share	0.70	0.50	1.97	1.81

Diluted Earnings per Common Share	0.69	0.49	1.95	1.79

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of dollars)	2007	2006	2007	2006

Earnings	250.4	172.9	707.1	622.3
Other Comprehensive Income/(Loss)
Change in unrealized gains on cash flow hedges, net of tax	37.3	—	96.4	—
Reclassification to earnings of realized cash flow hedges, net of tax	(15.5)	—	(6.7)	—
Other comprehensive gain/(loss) from equity investees	(15.3)	—	(19.8)	—
Non-Controlling interest in other comprehensive income	3.7	—	4.9	—
Change in foreign currency translation adjustment	(3.6)	176.9	(447.1)	87.6
Change in unrealized gains on net investment hedges, net of tax	8.1	(95.2)	174.9	(51.6)

Other Comprehensive Loss	14.7	81.7	(197.4)	36.0

Comprehensive Income	265.1	254.6	509.7	658.3

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited; millions of dollars)
Year ended December 31,	2007	2006

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of year	2,416.1	2,343.8
Common shares issued	566.4	—
Dividend reinvestment and share purchase plan	17.7	18.4
Shares issued on exercise of stock options	26.3	53.9

Balance at End of Year	3,026.5	2,416.1

Contributed Surplus
Balance at beginning of year	18.3	10.0
Stock-based compensation	8.9	10.5
Options exercised	(1.5)	(2.2)

Balance at End of Year	25.7	18.3

Retained Earnings
Balance at beginning of year	2,322.7	2,098.2
Earnings applicable to common shareholders	700.2	615.4
Cumulative impact of change in accounting policy	(47.0)	—
Common share dividends	(452.3)	(403.1)
Dividends paid to reciprocal shareholder	13.7	12.2

Balance at End of Year	2,537.3	2,322.7

Accumulated Other Comprehensive Loss
Balance at beginning of year	(135.8)	(171.8)
Cumulative impact of change in accounting policy	48.2	—
Other comprehensive (loss )/income	(197.4)	36.0

Balance at End of Year	(285.0)	(135.8)

Reciprocal Shareholding
Balance at beginning of year	(135.7)	(135.7)
Participation in common shares issued	(18.6)	—

Balance at End of Year	(154.3)	(135.7)

Total Shareholders’ Equity	5,275.2	4,610.6

Dividends Paid per Common Share	1.2300	1.1500

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of dollars)	2007	2006	2007	2006

Operating Activities
Earnings	250.4	172.8	707.1	622.3
Depreciation and amortization	146.9	149.8	596.9	587.4
Unrealized losses on derivative instruments	8.3	—	32.3	—
Equity earnings less than/(in excess of) cash distributions	6.9	8.8	(35.2)	(54.2)
Gain on reduction of ownership interest	—	—	(33.9)	—
Future income taxes	6.3	31.7	40.8	(21.0)
Non-controlling interests	11.2	8.1	45.9	54.7
Other	(7.3)	(2.5)	4.1	(18.2)
Changes in operating assets and liabilities	(145.8)	(223.3)	20.7	126.7

	276.9	145.4	1,378.7	1,297.7

Investing Activities
Acquisitions	—	—	—	(101.4)
Long-term investments	(0.6)	(15.5)	(20.3)	(362.3)
Additions to property, plant and equipment	(725.0)	(522.9)	(2,299.2)	(1,185.3)
Affiliate loans	15.6	—	15.6	28.0
Change in construction payable	(12.9)	54.5	48.0	41.0

	(722.9)	(483.9)	(2,255.9)	(1,580.0)

Financing Activities
Net change in short-term borrowings and short-term debt	373.2	17.8	74.5	(78.7)
Net change in non-recourse credit facilities	24.2	62.9	43.1	57.7
Long-term debt issues	185.6	325.0	1,342.2	1,125.0
Long-term debt repayments	—	—	(634.5)	(400.0)
Non-recourse long-term debt issues	—	—	14.4	2.8
Non-recourse long-term debt repayments	(27.2)	(30.8)	(58.8)	(60.5)
Contributions from/(distributions to) non-controlling interests	(6.3)	(5.9)	(18.2)	(31.3)
Common shares issues	7.5	14.1	600.7	63.1
Preferred share dividends	(1.8)	(1.8)	(6.9)	(6.9)
Common share dividends	(113.4)	(101.1)	(452.3)	(403.1)

	441.8	280.2	904.2	268.1

Increase/(Decrease) in Cash and Cash Equivalents	(4.2)	(58.3)	27.0	(14.2)
Cash and Cash Equivalents at Beginning of Period	170.9	198.0	139.7	153.9

Cash and Cash Equivalents at End of Period	166.7	139.7	166.7	139.7

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of dollars)
December 31,	2007	2006

Assets
Current Assets
Cash and cash equivalents	166.7	139.7
Accounts receivable and other	2,388.7	2,045.6
Inventory	709.4	868.9

	3,264.8	3,054.2
Property, Plant and Equipment, net	12,597.6	11,264.7
Long-Term Investments	2,076.3	2,299.4
Deferred Amounts and Other Assets	1,182.0	924.5
Intangible Assets	212.0	241.5
Goodwill	388.0	394.9
Future Income Taxes	186.7	200.1

	19,907.4	18,379.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	545.6	807.9
Accounts payable and other	2,213.8	1,723.8
Interest payable	89.1	95.1
Current maturities of long-term debt	605.2	537.0
Current maturities of non-recourse debt	61.1	60.1

	3,514.8	3,223.9
Long-Term Debt	7,729.0	7,054.0
Non-Recourse Long-Term Debt	1,508.4	1,622.0
Other Long-Term Liabilities	253.9	91.1
Future Income Taxes	975.6	1,062.5
Non-Controlling Interests	650.5	715.2

	14,632.2	13,768.7

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,026.5	2,416.1
Contributed surplus	25.7	18.3
Retained earnings	2,537.3	2,322.7
Accumulated other comprehensive loss	(285.0)	(135.8)
Reciprocal shareholding	(154.3)	(135.7)

	5,275.2	4,610.6

	19,907.4	18,379.3

SEGMENTED INFORMATION
Three months ended December 31, 2007

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	292.3	79.9	72.5	2,750.8	3.0	—	3,198.5
Commodity costs	—	—	—	(2,426.1)	—	—	(2,426.1)
Operating and administrative	(114.1)	(22.7)	(22.5)	(147.2)	(3.8)	(8.5)	(318.8)
Depreciation and amortization	(38.3)	(19.2)	(18.9)	(69.5)	(0.1)	(0.9)	(146.9)

	139.9	38.0	31.1	108.0	(0.9)	(9.4)	306.7
Income from equity investments	0.1	—	24.3	12.3	19.3	—	56.0
Other investment income	7.8	5.1	1.0	14.7	9.0	24.0	61.6
Interest and preferred share dividends	(23.8)	(14.1)	(16.0)	(55.1)	—	(33.4)	(142.4)
Non-controlling interest	(0.2)	—	(9.6)	(1.4)	—	—	(11.2)
Income taxes	(33.7)	(10.3)	(6.5)	(2.8)	(0.9)	32.1	(22.1)

Earnings applicable to common shareholders	90.1	18.7	24.3	75.7	26.5	13.3	248.6

Three months ended December 31, 2006

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	299.5	85.6	68.5	2,327.0	5.1	—	2,785.7
Commodity costs	—	—	—	(1,974.6)	—	—	(1,974.6)
Operating and administrative	(127.5)	(24.3)	(21.4)	(133.4)	(5.7)	(12.0)	(324.3)
Depreciation and amortization	(38.9)	(21.6)	(18.4)	(70.3)	(0.2)	(0.4)	(149.8)

	133.1	39.7	28.7	148.7	(0.8)	(12.4)	337.0
Income from equity investments	(0.3)	—	26.2	8.7	11.9	(0.2)	46.3
Other investment income	0.3	0.9	0.8	2.5	9.6	10.3	24.4
Interest and preferred share dividends	(26.8)	(18.0)	(15.3)	(54.1)	—	(37.4)	(151.6)
Non-controlling interest	(0.2)	—	(6.7)	(1.2)	—	—	(8.1)
Income taxes	(34.9)	(8.4)	(12.2)	(35.0)	(1.7)	15.3	(76.9)

Earnings applicable to common shareholders	71.2	14.2	21.5	69.6	19.0	(24.4)	171.1

Year ended December 31, 2007

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	1,090.9	321.3	270.3	10,227.1	9.8	—	11,919.4
Commodity costs	—	—	—	(9,009.5)	—	—	(9,009.5)
Operating and administrative	(426.5)	(87.4)	(79.2)	(535.9)	(14.2)	(20.5)	(1,163.7)
Depreciation and amortization	(155.8)	(83.5)	(74.8)	(277.0)	(0.8)	(5.0)	(596.9)

	508.6	150.4	116.3	404.7	(5.2)	(25.5)	1,149.3
Income from equity investments	(0.6)	—	96.5	8.8	64.1	(1.0)	167.8
Other investment income	15.5	23.4	38.8	28.0	39.1	50.3	195.1
Interest and preferred share dividends	(100.9)	(64.2)	(61.9)	(207.1)	—	(122.8)	(556.9)
Non-controlling interest	(1.3)	—	(38.4)	(6.2)	—	—	(45.9)
Income taxes	(134.1)	(39.9)	(54.4)	(44.1)	(2.9)	66.2	(209.2)

Earnings applicable to common shareholders	287.2	69.7	96.9	184.1	95.1	(32.8)	700.2

Year ended December 31, 2006

				Gas
(unaudited;	Liquids	Gas	Sponsored	Distribution
millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	1,048.1	345.9	254.7	8,981.6	14.2	—	10,644.5
Commodity costs	—	—	—	(7,824.6)	—	—	(7,824.6)
Operating and administrative	(391.2)	(96.0)	(67.7)	(485.8)	(18.2)	(25.3)	(1,084.2)
Depreciation and amortization	(153.4)	(87.5)	(71.9)	(269.1)	(0.9)	(4.6)	(587.4)

	503.5	162.4	115.1	402.1	(4.9)	(29.9)	1,148.3
Income from equity investments	(0.2)	—	111.5	17.0	52.2	(0.2)	180.3
Other investment income	3.2	9.2	2.9	17.8	45.2	29.5	107.8
Interest and preferred share dividends	(102.4)	(73.3)	(60.0)	(197.8)	—	(140.5)	(574.0)
Non-controlling interest	(1.6)	—	(48.0)	(5.1)	—	—	(54.7)
Income taxes	(128.3)	(37.1)	(34.7)	(55.8)	(9.3)	72.9	(192.3)

Earnings applicable to common shareholders	274.2	61.2	86.8	178.2	83.2	(68.2)	615.4